October 7, 2020

Rebecca Marquigny
Disclosure Review and Accounting Office
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-0506

Re: Walthausen Funds, File Nos. 811-22143 and 333-147324

Dear Ms. Marquigny:

     On August 4, 2020, the Walthausen Funds (the “Trust” or the “Registrant”), on behalf of its series, Walthausen Select Value Fund (the “Fund”) filed post-effective amendment no. 32 the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended to change the name of the Fund to the Walthausen Focused Small Cap Value Fund, revise the fee table to reflect contractual changes to certain fees, and revise the investment strategy of the Fund. On September 22, 2020, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

General

     1. Comment. Please update the series and class identifiers on EDGAR to reflect the Fund’s new name.

         Response. The Registrant has updated the series and class identifiers on EDGAR to reflect the Fund’s new name.

     2. Comment. Please file as EDGAR exhibits copies of the amended advisory agreement, an updated services agreement, and revised contractual waiver agreement. Please explain in correspondence why the Fund’s Other Expenses are being restated and why doing so is appropriate.

         Response. The Registrant confirms that it will file copies of an amendment to the advisory agreement, services agreement, and revised contractual waiver agreement as exhibits to the Registrant’s next post-effective amendment. Restating the Fund’s Other Expenses is required pursuant to Item 3(d)(ii) of Form N-1A because the changes in the Fund’s management and service fees as well as the expense limitation materially affect the information disclosed in the Fund’s fee table.

October 7, 2020

Prospectus

Fee Table

     3. Comment. Please state whether the adviser can recoup fees that were previously waived or expenses that were reimbursed and if so under what circumstances. If the fees cannot be recouped, please supplementally state so.

Response. The Registrant cannot recoup waived fees.

Expense Example

     4. Comment. Please provide the Staff with a completed expense example that reflects the Fund’s revised management and service fees and expense limitation agreement.

         Response. The Fund’s expense example has been updated to reflect the Fund’s revised management and services fees and expense limitation. A copy of the expense example is provided below:

The following table describes the expenses and fees that you may pay if you buy and hold shares of the Fund.

Institutional
Class
Shareholder Fees (fees paid directly from your investment)
Sales Charge (Load) Imposed on Purchases	None
Deferred Sales Charge (Load)	None
Sales Charge (Load) Imposed on Reinvested Dividends	None

Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)
Management Fees (1)	0.85%
Distribution 12b-1 Fees	0.00%
Other Expenses (1)	0.20%
Total Annual Fund Operating Expenses	1.05%
Fee Waiver / Expense Reimbursement (2)	(0.20%)
Total Annual Fund Operating Expenses After Fee Waiver	0.85%

(1) The Management Fees and Other Expenses have been restated to reflect lower contractual fee agreements.

(2) The Advisor has contractually agreed to waive Services Agreement fees to the extent necessary to maintain total annual operating expenses of the Institutional Class Shares, excluding brokerage fees and commissions, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired

October 7, 2020 Page 3

funds and extraordinary expenses at 0.85% of its average daily net assets through October 31, 2025. The Advisor may not terminate the fee waiver before October 31, 2025. The Trustees may terminate the expense waiver upon notice to the Advisor.

Expense Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% annual return each year and that the Fund’s operating expenses remain the same each year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Walthausen Focused Small Cap Value Fund	One Year	Three Years	Five Years	Ten Years
Institutional Class	$87	$271	$471	$1,181

Principal Investment Strategy

     5. Comment. The Staff notes that the Fund defines small capitalization companies by referencing the Russell 2000 Index, however absent sufficient context to make that frame of reference useful to investors, the strategy must contain some numerical capitalization value as well. Please state the capitalization range of Russell 2000 Index or the capitalization of the largest member company of the Russell 2000 Index as of the date of the prospectus or reasonably close to the effective date of the prospectus.

         Response. The Fund’s principal investment strategy has been revised (added text is underlined):

The Advisor invests in small capitalization companies with market capitalizations below that of the largest member of the Russell 2000 Index at the time of purchase. As of September 30, 2020, the capitalization of the largest member of the Russell 2000 Index was $11.3 billion.

     6. Comment. Please revise the Fund’s 80% investment policy to include any borrowings for investment purposes.

         Response. The Registrant has revised the existing disclosure (underlined text is added):

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in U.S. common stocks of small capitalization companies, as defined above.

October 7, 2020

     7. Comment. Please revise the disclosure “… the Advisor's projection of the stock's future target price” by briefly explaining the techniques employed to project future target prices.

         Response. The Registrant has revised the existing disclosure (underlined text is added):

The Advisor may sell a company when the company reaches the Advisor’s projection of the stock’s future target price, as determined by applying the Advisor’s understanding of historical valuation metrics, when there is a more attractively priced company as an alternative, when the fundamentals of the business has changed, or when the Advisor determines that management of the company is not enhancing shareholder value.

Principal Risks

     8. Comment. Please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A or state supplementally that the Fund is not advised by or sold through any insured depository institution.

         Response. The Fund is not advised or sold through any insured depository institution.

     9. Comment. It is the Staff’s understanding that the financial condition and business operations of many small capitalization companies have been significantly impacted by COVID-19 and related responses to the pandemic. With a view to disclosure please tell the Staff whether and if so how, the adviser is adjusting its investment related valuation models to account for business related impacts of COVID-19 including how it distinguishes and accounts for transitory and permanent changes to a business’s fundamentals. Also, please review the Fund’s existing strategy and risk disclosures and in light of responses, supplement or revise to reflect adaptations to the adviser’s investment selection/retention consideration process and decisions. If the Registrant believes that revisions or additional disclosure is not warranted supplementally explain.

         Response. COVID-19 has not had a direct impact on the Advisor’s valuation models given that the Advisor is a long-term investor and therefore always considered the vagaries of the economic cycle as well as reviewing historic valuation metrics during past recessionary periods. The effect of COVID-19 is one of the factors taken into account when assessing a business’s fundamentals. We have reviewed the disclosure in the prospectus related to Covid-19, and believe it is sufficient with regards to the risks associated with the pandemic

     10. Comment. With regard to the disclosure “the methods used by the Adviser to search for candidates include: a proprietary scoring system that focuses on finding companies on the cusp of positive change” please provide a clearer and more concentrate explanation of the

October 7, 2020

proprietary scoring and screening of the systems that the Adviser uses to identify investment candidates. Please explain how does the Adviser determines a company is “on the cusp of positive change”?

          Response. The Registrant has revised the existing disclosure (underlined text is added):

The methods used by the Advisor to search for candidates include: a proprietary scoring system that focuses on finding companies on the cusp of positive change, demonstrated by characteristics such as an acceleration in revenues, an inflection to expanding profit margins, cash flow and/or earnings growth, or an event that will reduce company debt;…

     11. Comment. With regard to the disclosure “The Fund may hold cash and cash equivalents to enable the Advisor to take advantage of opportunities in the market. However, the Advisor does reserve the right to increase cash positions at its discretion if it understands it to be for the shareholders' benefit” – please conform this disclosure to requirements of instruction 6 to Item 9 of Form N-1A.

          Response. The Registrant has revised the existing disclosure to conform with the requirements of instruction 6 to Item 9 of Form N-1A as follows:

For temporary defensive purposes, the Fund may hold cash or cash-equivalents and invest without limit in obligations of the U.S. Government and its agencies, money market funds and money market securities, including high-grade commercial paper, certificates of deposit, repurchase agreements and short-term debt securities. Under these circumstances, the Fund may not participate in stock market advances or declines to the same extent it would had it remained more fully invested in common stocks.

Statement of Additional Information

     12. Comment. Item 14(a)(3)(iii) of Form N-1A allows the Registrant to incorporate the Fund’s prospectus into the statement of additional information. If the Fund’s prospectus is incorporated by reference into the statement of additional information, please so state per Item 14(a)(3)(iii) of Form N-1A.

          Response. The Registrant has revised the existing disclosure (underlined text is added):

This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the Prospectus of Walthausen Focused Small Cap Value Fund for your share class. The Fund’s Prospectus, Annual Report to Shareholders, as filed with the

October 7, 2020

Securities and Exchange Commission on April 3, 2020, and the Fund’s Semi-Annual Report to Shareholders, as filed with the Securities and Exchange Commission on October 2, 2020 have been incorporated by reference into this SAI. A free copy of the Prospectus can be obtained by writing the Transfer Agent at P.O. Box 46707, Cincinnati, Ohio 45246-0707 or by calling 1-888-925-8428.

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     If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the JoAnn Strasser at (614) 469-3265.

Sincerely, /s/ Brian Doyle-Wenger Brian Doyle-Wenger